Exhibit 99.22

CONSENT OF NEIL DE BRUIN

The undersigned hereby consents to (i) the use of the written disclosure derived from the Technical Report on the San Rafael Mine and the EC120 Preliminary Feasibility Study, Sinaloa, Mexico dated May 17, 2019 and the use of the written disclosure regarding all the Mineral Reserve estimates, except for San Felipe, in Americas Gold and Silver Corporation’s (the “Company”) Annual Information Form for the year ended December 31, 2019 (the “AIF”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2019, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission; and (ii) the use of my name in the AIF and 40-F.

Dated: March 9, 2020

/s/ Niel de Bruin
Niel de Bruin, P.Geo.